

Mail Stop 3720

May 31, 2007

Mr. Jeffrey M. Thompson
Chief Executive Officer
Towerstream Corporation
55 Hammarlund Way
Middletown, Rhode Island 02842

> **Re: Towerstream Corporation**
> **Registration Statement on Form SB-2**
> **File No. 333-141405**
> **Amended on May 24, 2007**

Dear Mr. Thompson:

We have reviewed your filing as amended and have the following comment:

<u>General</u>

1. We note your response to prior comment 1. Upon completion of the primary offering you reference in paragraph three, please provide us with the entire analysis requested in prior comment 1.

*   *   *

As appropriate, please amend your filing in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Paul Fischer, Staff Attorney, at 202-551-3415, or me, at 202-551-3810, with any questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Harvey J. Kesner, Esq. (*by facsimile*)